UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 26, 2005
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐                    Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐                                          No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

The following documents are being submitted herewith:

•	Press Release dated January 26, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: January 26, 2005	By:	/s/ “Blaine G. Melnyk”

Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

NEWS RELEASE
CALGARY, Alberta, January 26, 2005

Enbridge reports 2004 earnings of $645.3 million and increases quarterly dividend by 9.3%

Highlights

•	Adjusted operating earnings for 2004 increase 8% to $508.4 million

•	Fourth quarter adjusted operating earnings of $54.7 million, higher by $15.8 million

•	Progress made on growth opportunities including Spearhead, Athabasca Pipelines and Gateway

•	Offshore Gulf of Mexico gas transmission acquisition closes for $750 million

•	Board of Directors raise common share dividend to $2.00 per share annualized

Patrick D. Daniel, President & Chief Executive Officer said, “2004 was yet another excellent year for Enbridge as adjusted operating earnings increased by approximately 8%, to $3.04 per common share, in line with our previous guidance.”

“We also made significant progress on all of our strategic priorities, positioning Enbridge for what is an increasingly robust industry outlook. We are in discussions with Canadian oil sands producers and foreign refiners to advance a number of attractive feeder pipeline, storage and new market pipeline proposals. We completed a successful open season and subsequently announced plans to proceed with our Spearhead Pipeline project. We also recently broadened our natural gas delivery business with the acquisition of Shell’s deepwater Gulf of Mexico transmission assets, all the while maintaining a strong balance sheet.”

“Enbridge has provided an average return of over 20% per year to its shareholders through dividend growth and profitable reinvestment of capital over the last 10 years,” added Mr. Daniel. “Strong energy fundamentals, well positioned pipeline networks with attractive growth prospects, as well as a diversified and low-risk operating profile support a continuation of this track record. Based on our business outlook for 2005, it is our expectation that adjusted operating earnings will be in the range of $3.20 to $3.30 per common share.”

Consistent with the Company’s positive outlook, the Board of Directors announced an increase in the quarterly dividend from $0.4575 per common share to $0.50 per common share. The Board of Directors also declared a quarterly dividend of $0.34375 per Series A Preferred Share. Both dividends are payable on March 1, 2005 to shareholders of record on February 15, 2005.

Earnings applicable to common shareholders are $645.3 million for the year ended December 31, 2004, or $3.86 per share, compared with $667.2 million, or $4.03 per share, in 2003. Significant positive operating factors affecting 2004 earnings include a full year of incremental earnings from Terrace Phase III, rate increases and positive variances from forecast costs in Enbridge Gas Distribution, and improved fractionation margins in Aux Sable. These positive factors are offset by the requirement for Enbridge Gas Distribution to share earnings in excess of a certain threshold and the sale of Alliance Pipeline (Canada) and Enbridge Saskatchewan in 2003.

Earnings for 2004 also include 15 months of earnings for gas distribution utilities, reflecting Enbridge’s elimination of the quarter lag basis of consolidation for those entities, and a $97.8 million gain on the sale of the Company’s investment in AltaGas Income Trust. Earnings for 2003 included a $169.1 million gain on the sale of assets to Enbridge Income Fund.

Fourth quarter earnings for 2004 are $104.8 million, or $0.63 per share, compared with $27.3 million, or $0.16 per share, in 2003. The increase in earnings reflects the impact of the elimination of the quarter lag basis of consolidation during the quarter in 2004.

Consolidated Earnings

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,

	2004	2003	2004	2003
Liquids Pipelines	52.0	53.0	219.9	213.5
Gas Pipelines	14.6	17.5	53.8	70.1
Sponsored Investments	16.7	28.8	66.2	234.3
Gas Distribution and Services[1]	16.6	(64.2)	313.1	153.6
International	20.0	20.2	73.6	72.3
Corporate	(15.1)	(28.0)	(81.3)	(76.6)

	104.8	27.3	645.3	667.2

1The three months ended December 31, 2004 include earnings for the six months ended December 31, 2004 for Enbridge Gas Distribution (EGD), Noverco and other gas distribution entities. The year ended December 31, 2004 includes earnings for the 15 months ended December 31, 2004 for the same entities. This results from the elimination of the quarter lag basis of consolidation noted below.

Significant non-operating factors and variances affecting consolidated earnings are as follows:

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,

	2004	2003	2004	2003
Sponsored Investments
Gain on sale of assets to Enbridge Income Fund	—	—	—	169.1
Dilution gains on the issue of EEP units	—	11.1	7.6	20.3

	—	11.1	7.6	189.4

Gas Distribution and Services
Gain on sale of investment in AltaGas Income Trust	—	—	97.8	—
Elimination of quarter lag basis of consolidation[2]	57.2	—	57.2	—
Colder than normal weather	1.1	1.9	23.4	46.1
Impairment loss on Calmar gas plant	(8.2)	—	(8.2)	—
Regulatory disallowances	—	(30.6)	(4.6)	(37.7)
Dilution gain in Noverco (Gaz Metro unit issuance)	—	6.0	1.1	6.0
Dilution gain - AltaGas Income Trust	—	—	8.0	—
Revalue future income taxes due to tax rate changes	—	—	(45.4)	(6.1)

	50.1	(22.7)	129.3	8.3

Corporate
Revalue future income taxes due to tax rate changes	—	—	—	(1.0)

Total significant non-operating factors and variances increasing/(decreasing) earnings	50.1	(11.6)	136.9	196.7

2Effective December 31, 2004, EGD changed its fiscal year-end for financial reporting purposes from September 30 to December 31 and will be filing financial statements for the 15 months ended December 31, 2004. Consistent with that change, Enbridge will no longer be consolidating gas distribution operations on a quarter lag basis, this includes EGD, Noverco, St. Lawrence, Gazifere and Niagara. The quarter lag basis entailed consolidating EGD results for the year ended September 30, the fiscal year-end prior to the change, with the Enbridge results for the year ended December 31. This caused a quarter lag in the reporting of EGD’s results. As an example, when the first quarter of EGD was consolidated with the first quarter of Enbridge, the EGD results were for the three months ended December 31 whereas, Enbridge’s results were for the three months ended March 31.

To eliminate the quarter lag difference it is necessary to record the EGD results for the 15 months ended December 31, 2004 with the Enbridge results for the twelve months ended December 31, 2004. EGD’s earnings for the three months ended December 31, 2004 represent the additional quarter of earnings included in Enbridge results. Going forward, management is of the view that this change will provide additional clarity when discussing the gas distribution operations as the fiscal periods will be consistent.

Significant operating factors affecting earnings in 2004 include the following:

•	Enbridge crude oil pipeline system earnings are higher in 2004 as they include incremental earnings from the Terrace Phase III expansion placed into service on April 1, 2003. This is partially offset with higher oil loss expense and the negative effect of a higher power allowance credit. Both of these items are primarily related to the fourth quarter of 2004.

•	EGD results include the positive impact of the 2004 rate increase and positive variances from the forecast cost of service, partially offset by an accrual to share excess earnings consistent with the 2004 rate filing.

•	The Aux Sable liquids extraction plant continues to show an improvement over the prior year due to positive fractionation margins.

•	Contributing to lower earnings in 2004 is the absence of earnings from Alliance Pipeline (Canada) and Enbridge Saskatchewan, partially offset with a full year earnings contribution from Enbridge Income Fund (EIF), formed with the acquisition of these assets on June 30, 2003.

•	Corporate costs, while consistent with the prior year, include higher costs due to increased business development activity and higher stock-based compensation expense. These costs are partially offset by lower interest expense due to lower rates and lower average debt levels.

Non-GAAP Measures

This news release contains a reference to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. This is not a measure that has a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is not considered a GAAP measure. Therefore, this measure may not be comparable to a similar measure presented by other issuers. Management believes that the presentation of adjusted operating earnings provides more useful information to investors and shareholders as it provides increased predictive value and allows them to more accurately identify the trend in earnings.

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,

	2004	2003	2004	2003
GAAP earnings as reported	104.8	27.3	645.3	667.2
Non-operating factors and variances as per above table	(50.1)	11.6	(136.9)	(196.7)

Adjusted Operating Earnings	54.7	38.9	508.4	470.5

Liquids Pipelines

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,

	2004	2003	2004	2003
Enbridge System	41.0	48.5	171.6	162.0
Athabasca System	10.2	9.6	42.8	44.8
NW System	2.1	2.1	7.8	8.3
Saskatchewan System	—	—	—	3.1
Feeder Pipelines and Other	(1.3)	(7.2)	(2.3)	(4.7)

	52.0	53.0	219.9	213.5

•	Enbridge System earnings are higher as they include incremental earnings from the Terrace Phase III expansion placed into service on April 1, 2003, as well as, the increase in Enbridge’s share of the Terrace surcharge. This full year increase is partially offset, primarily in the fourth quarter, by a higher oil loss expense and a higher power allowance credit, as well as the timing of operating and maintenance expenses.

•	The Athabasca System includes the earnings contribution from the Hardisty storage caverns completed in the fourth quarter of 2003. This is more than offset, in the full year, by higher tax expense as the prior year included the utilization of loss carryforwards.

•	The Saskatchewan System is included in the results of EIF, a component of the Sponsored Investments segment, effective June 30, 2003.

•	The earnings variance in Feeder Pipelines and Other is the result of Federal Energy Regulatory Commission ordered reparations on the Frontier Pipeline, the majority of which was recorded in the fourth quarter of 2003. While business development costs are consistent with the prior year, the 2003 costs were more heavily weighted to the fourth quarter.

Gas Pipelines

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,

	2004	2003	2004	2003
Alliance Pipeline (US)	9.9	13.3	37.4	40.3
Alliance Pipeline (Canada)	—	—	—	19.6
Vector Pipeline	4.7	4.2	16.4	10.2

	14.6	17.5	53.8	70.1

•	Alliance Pipeline (US) earnings reflect the additional ownership interests of 1.1% in March 2003, 10.7% in April 2003 and 1.1% in October 2003, more than offset by the impact of the stronger Canadian dollar in 2004 and the favourable impact, in the fourth quarter of 2003, of the adjustment recorded in Alliance to reflect a higher rate base.

•	Alliance Pipeline (Canada) is included in the results of EIF, a component of the Sponsored Investments segment, effective June 30, 2003.

•	Vector Pipeline earnings reflect increased firm transportation commitments and corresponding higher rates as a result of increased demand for service on the pipeline due to new interconnect facilities and customer storage developments, as well as lower interest costs. This is further enhanced by an additional ownership interest of 15% acquired in the fourth quarter of 2003. Vector earnings have also been negatively impacted by the stronger Canadian dollar.

Sponsored Investments

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,

	2004	2003	2004	2003
Enbridge Energy Partners (EEP)	8.6	7.6	28.6	27.3
Enbridge Income Fund (EIF)	8.1	10.1	30.0	17.6
Gain on sale of assets to Enbridge Income Fund	—	—	—	169.1
Dilution Gains	—	11.1	7.6	20.3

	16.7	28.8	66.2	234.3

•	EEP’s 2004 results reflect higher operating earnings partially offset by the stronger Canadian dollar, a lower ownership interest and the negative effect of a Federal Energy Regulatory Commission decision requiring a refund to shippers on one of EEP’s regulated natural gas pipelines. The higher operating earnings are from increased volumes on the main liquids pipeline system, as well as increased throughput and higher processing margins on various natural gas assets. EEP realized incremental earnings from the acquisition of the North Texas assets, for US$249.6 million, which closed on December 31, 2003, and the Mid-Continent assets, for US$117.0 million, which closed on March 1, 2004.

•	EIF commenced operations on June 30, 2003 with the acquisition of a 50% interest in Alliance Pipeline (Canada) and the Saskatchewan System. The variance in the quarter is the result of a favourable adjustment recorded in Alliance in the fourth quarter of 2003 to reflect a higher rate base.

•	In 2003, EEP issued partnership units twice, one of which was in the fourth quarter, whereas in 2004 there was only one such issuance. As Enbridge did not participate in these offerings, dilution gains resulted.

Gas Distribution and Services

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,

	2004	2003	2004	2003
Enbridge Gas Distribution[1]	11.9	(68.5)	133.1	103.0
CustomerWorks/ECS	7.9	3.6	20.5	16.9
Noverco[1]	3.8	1.6	32.3	24.2
Other Gas Distribution Operations[1]	0.5	(0.8)	8.5	6.8
Enbridge Gas New Brunswick	0.9	1.0	3.7	4.4
Gas Services	(2.6)	(4.7)	(2.8)	(5.9)
Aux Sable	3.9	1.3	7.3	(6.9)
AltaGas Income Trust (AltaGas)	—	3.7	21.1	12.3
Gain on sale of investment in AltaGas	—	—	97.8	—
Impairment loss on Calmar gas plant	(8.2)	—	(8.2)	—
Other	(1.5)	(1.4)	(0.2)	(1.2)

	16.6	(64.2)	313.1	153.6

1The three months ended December 31, 2004 include earnings for the six months ended December 31, 2004 and the year ended December 31, 2004 includes earnings for the 15 months ended December 31, 2004.

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,

	2004	2003	2004	2003
Enbridge Gas Distribution - as reported	11.9	(68.5)	133.1	103.0
Significant non-operating factors and variances:
fifth quarter of earnings as quarter lag eliminated	(48.0)	—	(48.0)	—
regulatory disallowances	—	30.6	4.6	37.7
colder than normal weather	(1.1)	(1.9)	(23.4)	(46.1)
tax rate adjustments	—	—	47.6	3.8

	(37.2)	(39.8)	113.9	98.4

•	The regulatory disallowances in 2004 relate to outsourcing costs whereas, the 2003 disallowance relates to a $7.1 million gas costs disallowance related to a long-term transportation contract, a $26.0 million write-down of a regulatory receivable and outsourcing costs.

•	The remaining EGD variance, after considering those listed in the above table, is the result of the 2004 rate increase, new customer additions and other positive variances from the forecast cost of service, partially offset by an accrual to share excess earnings, consistent with the 2004 rate filing.

•	The higher earnings from CustomerWorks/ECS is the result of lower depreciation expense, primarily in the fourth quarter.

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,

	2004	2003	2004	2003
Noverco - as reported	3.8	1.6	32.3	24.2
Significant non-operating factors and variances:
fifth quarter of earnings as quarter lag eliminated	(7.5)	—	(7.5)	—
dilution gains on Gaz Metro issuances	—	(6.0)	(1.1)	(6.0)
tax rate adjustments	—	—	(1.6)	2.3

	(3.7)	(4.4)	22.1	20.5

•	Noverco earnings, after considering the items in the above table, reflect growth at Gaz Metro as well as lower interest expense.

•	The higher earnings from Aux Sable are the result of positive fractionation margins. Enbridge’s ownership interest in Aux Sable was also higher in 2004, as an additional 11.8% was acquired in April 2003 resulting in the current ownership of 42.7%. As the acquisition of the additional interest was at a discount to the book value, depreciation expense is lower on that additional interest.

•	The earnings contribution from AltaGas in 2004 reflects a number of factors including an $8.0 million after-tax dilution gain when AltaGas issued additional trust units and Enbridge did not participate. The revaluation of the future income tax liability related to this investment, primarily as a result of the first quarter Alberta tax rate reductions, also increased earnings. In early August, Enbridge reduced its ownership interest to approximately 10% and cost accounted for this investment thereafter until the ownership position was reduced to nil in September.

International

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,

	2004	2003	2004	2003
CLH	13.2	13.8	48.6	46.3
OCENSA/CITCol	9.2	8.3	33.0	32.3
Other	(2.4)	(1.9)	(8.0)	(6.3)

	20.0	20.2	73.6	72.3

•	Operating results from CLH continue to reflect increased volumes due to greater demand for refined products throughout Spain, lower operating costs and the translation impact of the stronger Euro.

•	CITCol, as operator of the OCENSA pipeline, exceeded certain operational performance targets in 2004 resulting in additional incentive income in the fourth quarter.

•	Other costs include higher business development costs.

Corporate

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,

	2004	2003	2004	2003
Corporate	(15.1)	(28.0)	(81.3)	(76.6)

•	For the full year, corporate costs are slightly higher in 2004 than in 2003 yet are $12.9 million lower for the three months ended December 31, 2004. The 2004 costs include a higher expense for stock-based compensation and higher business development activity, partially offset with lower interest expense.

Enbridge will hold a conference call on January 26, 2005 at 7:30 a.m. Mountain time (9:30 a.m. Eastern time) to discuss the 2004 results. The call can be accessed at 1-800-387-6216 and will be audio webcast live at www.enbridge.com/investor. An audio replay will be available shortly thereafter at 1-800-408-3053 using the access code 3131400#; in addition, the webcast replay and transcript will be available on the website, late in the day.

The audited consolidated financial statements and MD&A, which contain additional notes and disclosures, will be available on the Enbridge website on January 26, 2005.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:
Media	Investment Community
Jim Rennie	Colin Gruending
(403) 231-3931	(403) 231-5919
E-mail: jim.rennie@enbridge.com	E-mail: colin.gruending@enbridge.com

ENBRIDGE INC.
HIGHLIGHTS1

(unaudited; millions of Canadian dollars	Three months ended		Year ended
except per share amounts)	December 31,		December 31,

	2004	2003	2004	2003
FINANCIAL
Earnings Applicable to Common Shareholders
Liquids Pipelines	52.0	53.0	219.9	213.5
Gas Pipelines	14.6	17.5	53.8	70.1
Sponsored Investments	16.7	28.8	66.2	234.3
Gas Distribution and Services	16.6	(64.2)	313.1	153.6
International	20.0	20.2	73.6	72.3
Corporate	(15.1)	(28.0)	(81.3)	(76.6)

	104.8	27.3	645.3	667.2

Cash Provided By Operating Activities
Earnings plus charges not affecting cash	231.5	126.2	1,027.8	938.3
Changes in operating assets and liabilities	(655.0)	(334.5)	(141.1)	(569.8)

	(423.5)	(208.3)	886.7	368.5

Common Share Dividends	79.2	71.3	315.8	283.9

Earnings per Common Share	0.63	0.16	3.86	4.03

Diluted Earnings per Common Share	0.62	0.16	3.83	4.00

Dividends per Common Share	0.4575	0.415	1.83	1.66

Weighted Average Common Shares Outstanding (millions)			167.2	165.5

Diluted Weighted Average Common Shares Outstanding (millions)			168.6	166.9

OPERATING
Liquids Pipelines[2]
Deliveries (thousands of barrels per day)	2,183	2,138	2,138	2,011
Barrel miles (billions)	192	188	757	710
Average haul (miles)	954	870	970	889
Gas Distribution and Services[3]
Volumes (billion cubic feet)	131	47	575	458
Number of active customers (thousands)	1,756	1,679	1,756	1,679
Degree day deficiency[4]
Actual	1,278	22	5,052	4,029
Forecast based on normal weather	1,284	44	4,849	3,565

1.	Highlights of Gas Distribution and Services for 2003 reflect the results of Enbridge Gas Distribution (EGD) and other gas distribution operations on a one quarter lag basis for the three and twelve months ended September 30. In 2004, EGD changed its fiscal year end from September 30 to December 31 to be consistent with Enbridge. Consequently, highlights of Gas Distribution and Services for 2004 include the six and fifteen month periods ended December 31 for EGD and other gas distribution operations.

2.	Liquids Pipelines operating highlights include the statistics of the 11.6% owned Lakehead System and other wholly-owned liquid pipeline operations.

3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year ended
(unaudited; millions of Canadian dollars,	December 31,		December 31,
except per share amounts)	2004	2003	2004	2003

Revenues
Gas sales	1,392.6	433.0	4,554.4	3,061.7
Transportation	437.8	351.4	1,695.8	1,560.6
Energy services	129.6	69.9	290.3	233.0

	1,960.0	854.3	6,540.5	4,855.3

Expenses
Gas costs	1,186.5	419.4	3,917.0	2,720.1
Operating and administrative	357.6	223.7	1,015.0	800.8
Depreciation	184.4	109.0	525.0	443.0

	1,728.5	752.1	5,457.0	3,963.9

Operating Income	231.5	102.2	1,083.5	891.4
Investment and Other Income	38.6	53.7	261.7	208.2
Gain on Sale of Investment in AltaGas Income Trust	—	—	121.5	—
Gain on Sale of Assets to Enbridge Income Fund	—	—	—	239.9
Interest Expense	(158.4)	(124.5)	(525.3)	(492.8)

	111.7	31.4	941.4	846.7
Income Taxes	(5.2)	(2.3)	(289.2)	(172.6)

Earnings	106.5	29.1	652.2	674.1
Preferred Share Dividends	(1.7)	(1.8)	(6.9)	(6.9)

Earnings Applicable to Common Shareholders	104.8	27.3	645.3	667.2

Earnings Per Common Share	0.63	0.16	3.86	4.03

Diluted Earnings Per Common Share	0.62	0.16	3.83	4.00

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited; millions of Canadian dollars, except per share amounts)
Year ended December 31,	2004	2003

Retained Earnings at Beginning of Year	1,511.4	1,128.1
Earnings Applicable to Common Shareholders	645.3	667.2
Common Share Dividends	(315.8)	(283.9)

Retained Earnings at End of Year	1,840.9	1,511.4

Dividends Paid Per Common Share	1.83	1.66

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars)	2004	2003	2004	2003

Cash Provided By/(Used In) Operating Activities
Earnings	106.5	29.1	652.2	674.1
Charges/(credits) not affecting cash
Depreciation	184.4	109.0	525.0	443.0
Equity earnings less than/(in excess of) cash distributions	14.4	20.5	(39.2)	(22.1)
Gain on sale of assets to Enbridge Income Fund	—	—	—	(239.9)
Gain on reduction of ownership interest	—	(30.8)	(29.6)	(50.0)
Gain on sale of investment in AltaGas Income Trust units	—	—	(121.5)	—
Writedown of EGD regulatory receivable	—	26.0	—	26.0
Future income taxes	(62.0)	(42.3)	12.7	85.8
Other	(11.8)	14.7	28.2	21.4
Changes in operating assets and liabilities	(655.0)	(334.5)	(141.1)	(569.8)

	(423.5)	(208.3)	886.7	368.5

Investing Activities
Acquisitions	(816.5)	—	(833.9)	(78.3)
Long-term investments	0.3	(2.7)	(16.6)	(50.5)
Additions to property, plant and equipment	(244.8)	(119.4)	(496.4)	(391.3)
Proceeds on redemption of Enbridge Commercial Trust preferred units	—	—	—	24.9
Sale of investment in AltaGas Income Trust units	95.3	—	346.7	—
Sale of assets to Enbridge Income Fund	—	—	—	331.2
Changes in construction payables	2.7	0.6	0.5	(3.7)
Affiliate loan	—	(3.6)	—	427.2

	(963.0)	(125.1)	(999.7)	259.5

Financing Activities
Net change in short-term borrowings and short-term debt	1,755.1	797.7	738.0	359.8
Long-term debt issues	200.0	—	500.0	150.0
Long-term debt repayments	(200.0)	(400.0)	(450.0)	(725.0)
Non-recourse long-term debt issued by joint ventures	—	12.7	—	538.3
Non-recourse long-term debt repaid by joint ventures	(13.4)	—	(42.9)	(663.8)
Non-controlling interests	(2.1)	(0.8)	(2.4)	(4.0)
Preferred securities	(350.0)	—	(350.0)	—
Common shares issued	12.7	16.4	44.4	70.9
Preferred share dividends	(1.7)	(1.8)	(6.9)	(6.9)
Common share dividends	(79.2)	(71.3)	(315.8)	(283.9)

	1,321.4	352.9	114.4	(564.6)

Increase/(Decrease) in Cash	(65.1)	19.5	1.4	63.4
Cash at Beginning of Period	170.6	84.6	104.1	40.7

Cash at End of Period	105.5	104.1	105.5	104.1

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of Canadian dollars)
December 31,	2004	2003

ASSETS
Current Assets
Cash	105.5	104.1
Accounts receivable and other	1,451.9	1,120.7
Inventory	791.6	827.9

	2,349.0	2,052.7
Property, Plant and Equipment, net	9,066.5	8,530.9
Long-Term Investments	2,278.3	2,390.9
Receivable from Affiliate	171.7	169.8
Deferred Amounts and Other Assets	729.2	608.2
Intangibles and Goodwill	165.4	—
Future Income Taxes	145.0	192.5

	14,905.1	13,945.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	650.6	649.6
Accounts payable and other	1,275.9	906.5
Interest payable	83.8	97.0
Current maturities and short-term debt	703.9	635.9
Current portion of non-recourse long-term debt	30.2	34.2

	2,744.4	2,323.2
Long-Term Debt	6,053.3	5,775.5
Non-Recourse Long-Term Debt	665.2	752.4
Other Long-Term Liabilities	151.8	148.3
Future Income Taxes	797.3	829.0
Non-Controlling Interests	514.9	523.0

	10,926.9	10,351.4

Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	2,282.4	2,238.0
Contributed surplus	5.4	1.9
Retained earnings	1,840.9	1,511.4
Foreign currency translation adjustment	(139.8)	(147.0)
Reciprocal shareholding	(135.7)	(135.7)

	3,978.2	3,593.6

	14,905.1	13,945.0

SEGMENTED INFORMATION
Three months ended December 31, 2004

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	226.2	65.3	—	1,659.4	9.1	—	1,960.0
Gas costs	—	—	—	(1,186.5)	—	—	(1,186.5)
Operating and administrative	(90.2)	(13.2)	—	(229.6)	(10.1)	(14.5)	(357.6)
Depreciation	(37.7)	(15.3)	—	(129.6)	(0.6)	(1.2)	(184.4)

Operating income	98.3	36.8	—	113.7	(1.6)	(15.7)	231.5
Investment and other income	0.1	0.3	25.4	(6.8)	19.6	—	38.6
Gain on sale of investment	—	—	—	—	—	—	—
Interest and preferred share dividends	(25.1)	(15.2)	—	(83.8)	(0.1)	(35.9)	(160.1)
Income taxes	(21.3)	(7.3)	(8.7)	(6.5)	2.1	36.5	(5.2)

Earnings applicable to common shareholders	52.0	14.6	16.7	16.6	20.0	(15.1)	104.8

Three months ended December 31, 2003

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	211.6	75.9	—	554.9	11.9	—	854.3
Gas costs	—	—	—	(419.4)	—	—	(419.4)
Operating and administrative	(78.3)	(14.5)	—	(106.3)	(12.8)	(11.8)	(223.7)
Depreciation	(31.1)	(16.9)	—	(58.8)	(0.4)	(1.8)	(109.0)

Operating income	102.2	44.5	—	(29.6)	(1.3)	(13.6)	102.2
Investment and other income	1.9	2.9	48.0	(15.9)	22.0	(5.2)	53.7
Interest and preferred share dividends	(25.1)	(18.1)	—	(40.9)	(0.1)	(42.1)	(126.3)
Income taxes	(26.0)	(11.8)	(19.2)	22.2	(0.4)	32.9	(2.3)

Earnings applicable to common shareholders	53.0	17.5	28.8	(64.2)	20.2	(28.0)	27.3

Year ended December 31, 2004

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	872.7	271.7	—	5,363.8	32.3	—	6,540.5
Gas costs	—	—	—	(3,917.0)	—	—	(3,917.0)
Operating and administrative	(310.1)	(55.1)	—	(577.0)	(38.6)	(34.2)	(1,015.0)
Depreciation	(145.4)	(65.7)	—	(308.4)	(1.9)	(3.6)	(525.0)

Operating income	417.2	150.9	—	561.4	(8.2)	(37.8)	1,083.5
Investment and other income	1.8	0.8	112.2	50.6	81.5	14.8	261.7
Gain on sale of investment	—	—	—	121.5	—	—	121.5
Interest and preferred share dividends	(101.4)	(65.6)	—	(211.1)	(0.2)	(153.9)	(532.2)
Income taxes	(97.7)	(32.3)	(46.0)	(209.3)	0.5	95.6	(289.2)

Earnings applicable to common shareholders	219.9	53.8	66.2	313.1	73.6	(81.3)	645.3

Year ended December 31, 2003

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	821.5	222.1	—	3,785.4	26.2	0.1	4,855.3
Gas costs	—	—	—	(2,720.1)	—	—	(2,720.1)
Operating and administrative	(288.8)	(41.2)	—	(415.9)	(30.5)	(24.4)	(800.8)
Depreciation	(142.6)	(56.7)	—	(237.6)	(2.0)	(4.1)	(443.0)

Operating income	390.1	124.2	—	411.8	(6.3)	(28.4)	891.4
Investment and other income	3.4	36.6	113.1	19.8	78.1	(42.8)	208.2
Gain on sale of assets	—	—	239.9	—	—	—	239.9
Interest and preferred share dividends	(102.1)	(58.7)	—	(162.2)	(0.5)	(176.2)	(499.7)
Income taxes	(77.9)	(32.0)	(118.7)	(115.8)	1.0	170.8	(172.6)

Earnings applicable to common shareholders	213.5	70.1	234.3	153.6	72.3	(76.6)	667.2